UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD,

NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 18, 2014, and entitled “Orbotech Announces Fourth Quarter and Full Year Results for 2013”.

2.	Registrant’s Condensed Consolidated Balance Sheets at December 31, 2013.

3.	Registrant’s Condensed Consolidated Statements of Income for the year and three month periods ended December 31, 2013.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the year and three month periods ended December 31, 2013.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the year and three month periods ended December 31, 2013.

*  *  *  *  *  *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FOURTH QUARTER AND FULL YEAR RESULTS FOR

2013

•	2013 fourth quarter:
•	Revenues: increased to $122.2 million
•	Gross margin: 44.4%
•	GAAP net income: $0.30 per share (diluted)
•	Non-GAAP net income: $0.34 per share (diluted)
•	Operating cash flow: $12.0 million

•	2013 full year results:
•	Revenues: increased to $440.0 million
•	Gross margin: improved to 43.5%
•	GAAP net income: $0.92 per share (diluted)
•	Non-GAAP net income: $1.10 per share (diluted)
•	Operating cash flow: $46.0 million

•	Q1, 2014 guidance:
•	Revenues for Q1, 2014: approximately $105 million

YAVNE, ISRAEL — February 18, 2013 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and year ended December 31, 2013.

Revenues for the fourth quarter of 2013 totaled $122.2 million, compared to $113.4 million in the third quarter of 2013 and $97.1 million in the fourth quarter of 2012. GAAP net income for the fourth quarter of 2013 was $12.6 million, or $0.30 per share (diluted), compared to GAAP net income of $11.9 million, or $0.28 per share (diluted), in the third quarter of 2013 and a GAAP net loss of $0.7 million, or $0.02 per share, in the fourth quarter of 2012.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are pleased to report a strong 2013 in which we posted robust revenues and much improved gross, operating and net margins. These reflected improving business conditions as well as the operational efficiency measures that we adopted at the end of 2012 and we were able to capitalize on opportunities in PCB and electronic components manufacturing. Our FPD business picked up strongly during the year and we expect this trend to continue in 2014 as our customers solidify their future investment plans, particularly in China. We remain optimistic regarding the outlook for 2014, when we expect to further grow our business and strengthen our position as the leading provider of production solutions to the electronics industry.”

Revenues for the year ended December 31, 2013 totaled $440.0 million, compared to $387.0 million in 2012. GAAP net income for the year ended December 31, 2013 was $40.0 million, or $0.92 per share (diluted), compared to a GAAP net loss of $45.6 million, or $1.05 per share (diluted), in 2012.

Non-GAAP net income from continuing operations for the fourth quarter of 2013 was $14.6 million, or $0.34 per share (diluted), compared to non-GAAP net income from continuing operations of $4.0 million, or $0.09 per share (diluted), in the fourth quarter of 2012.

Non-GAAP net income from continuing operations for the year ended December 31, 2013 was $47.5 million, or $1.10 per share (diluted), compared to non-GAAP net income from continuing operations of $2.3 million, or $0.05 per share, for the year ended December 31, 2012. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

In the Company’s Production Solutions for Electronics Industry segment, sales of equipment to the printed circuit board (“PCB”) industry were $45.3 million in the fourth quarter of 2013, compared to $45.5 million in the third quarter of 2013, and $40.6 million in the fourth quarter of 2012. Sales of equipment to the flat panel display (“FPD”) industry were $37.2 million in the fourth quarter of 2013, compared to $26.5 million in the third quarter of 2013, and $17.7 million in the fourth quarter of last year. In the Company’s Recognition Software segment, sales were $1.7 million in the fourth quarter of 2013, compared to $2.3 million in the third quarter of 2013, and $2.4 million in the fourth quarter of 2012. In addition, service revenue for the fourth quarter of 2013 was $38.0 million, compared to $39.1 million in the third quarter of 2013, and $36.4 million in the fourth quarter of 2012.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of $218.2 million. The Company generated cash of $12 million from continuing operations in the fourth quarter of 2013 and $46 million in the year ending December 31, 2013.

Under the share repurchase program approved in November 2012 and which terminated on December 31, 2013, the Company repurchased approximately 2.45 million of its Ordinary Shares, at a total cost of approximately $27.7 million.

The Company expects that revenues for the first quarter of 2014, which it anticipates will be the lowest quarter for the year, will be approximately $105 million.

As previously disclosed, in December 2013 the Company’s Korean subsidiary and five of its Korean employees were acquitted by the Seoul Central District Court of the Republic of Korea court on all charges in the criminal proceeding against them, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the court. The prosecutor is appealing the court’s decision with respect to all the defendants on the grounds that the court’s decision contains errors of fact, errors of law and an unjust sentence. The employee of Orbotech Ltd.’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine has also filed a notice of appeal of the court’s decision issued in respect of him.

Due to the elimination of the proportionate method of consolidation for joint ventures under applicable Israeli GAAP, which became effective on January 1, 2013, commencing from the first quarter of 2013 Orbotech Ltd. began to account for its 50% interest in the Frontline P.C.B. Solutions Limited Partnership (“Frontline”), the joint venture owned equally by Orbotech Ltd. and Mentor Graphics Development Services (Israel) Ltd.) with respect to computer-aided manufacturing and engineering solutions for PCB production, using the equity method. As a result, the Company now reports its investment in Frontline as a one line item within investments and other non-current assets in the Company’s consolidated balance sheets; and its share of earnings on one line in its consolidated statement of operations. This presentation has been applied in the Company’s financial statements for all prior periods for consistency. The Company’s share in the earnings of Frontline was presented under operating income since Frontline is integrated into the operations of the Company.

An earnings conference call for the Company’s fourth quarter 2013 results is scheduled for Tuesday, February 18, 2014, at 9:00 a.m. EST. The dial-in number for the conference call is 517-308-9494, and a replay will be available on telephone number 402-220-3075 until March 4, 2014. The pass code is Q4. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2013

	December 31 2013	December 31 2012*
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	161,155	256,663
Short-term bank deposits	38,650	3,014
Marketable securities	5,265	2,238
Accounts receivable:
Trade	198,203	164,482
Other	31,546	29,836
Deferred income taxes	8,094	7,862
Inventories	93,938	93,854

Total current assets	536,851	557,949

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	13,106	12,788
Funds in respect of employee rights upon retirement	11,024	10,598
Deferred income taxes	15,130	13,634
Equity method investees and other receivables	9,911	7,592

	49,171	44,612

PROPERTY, PLANT AND EQUIPMENT, net	27,715	24,559

GOODWILL	12,444	12,444

OTHER INTANGIBLE ASSETS, net	10,401	14,442

	636,582	654,006

Liabilities and equity

CURRENT LIABILITIES:
Current maturities of long-term bank loan		64,000
Accounts payable and accruals:
Trade	43,663	32,286
Other	55,482	48,884
Deferred income	24,854	17,388

Total current liabilities	123,999	162,558

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	25,845	25,221
Deferred income taxes	2,406	2,236
Other tax liabilities	17,178	16,478

Total long-term liabilities	45,429	43,935

Total liabilities	169,428	206,493

EQUITY:
Share capital	2,124	2,102
Additional paid-in capital	281,159	274,856
Retained earnings	268,570	228,569
Accumulated other comprehensive income	409	628

	552,262	506,155
Less treasury shares, at cost	(84,946)	(59,151)

Total Orbotech Ltd. shareholders’ equity	467,316	447,004
Non-controlling interest	(162)	509

Total equity	467,154	447,513

	636,582	654,006

*	Applying Equity Based Method to 50% interest in the Frontline P.C.B. Solutions Limited Partnership

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2013

	12 months ended December 31		3 months ended December 31
	2013	2012*	2013	2012*
	U.S. dollars in thousands (except per share data)
REVENUES	439,995	387,008	122,235	97,125
COST OF REVENUES	248,455	233,447	67,948	60,491
WRITE-DOWN OF INVENTORIES		14,255

GROSS PROFIT	191,540	139,306	54,287	36,634
RESEARCH AND DEVELOPMENT COSTS - net	69,573	68,703	18,601	16,967
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	75,948	73,051	22,172	17,467
EQUITY IN EARNINGS OF FRONTLINE	(5,553)	(6,764)	(1,584)	(1,408)
AMORTIZATION OF INTANGIBLE ASSETS	4,041	9,907	1,011	991
RESTRUCTURING CHARGES		5,063		3,145
IMPAIRMENT OF INTANGIBLE ASSETS		30,142		162

OPERATING INCOME (LOSS)	47,531	(40,796)	14,087	(690)
FINANCIAL EXPENSES (INCOME) - net	1,191	5,120	139	(128)

INCOME (LOSS) FROM OPERATIONS BEFORE TAXES ON INCOME	46,340	(45,916)	13,948	(562)
TAXES ON INCOME	6,927	456	1,493	234

	39,413	(46,372)	12,455	(796)
SHARE IN LOSSES OF EQUITY METHOD INVESTEE	252	165	69	50

NET INCOME (LOSS)	39,161	(46,537)	12,386	(846)
NET LOSS ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(840)	(958)	(228)	(112)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	40,001	(45,579)	12,614	(734)

EARNINGS PER SHARE:
INCOME (LOSS) FROM OPERATIONS:
BASIC	$0.94	($1.05)	$0.30	($0.02)

DILUTED	$0.92	($1.05)	$0.30	($0.02)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
BASIC	42,571	43,501	41,858	43,537

DILUTED	43,253	43,501	42,692	43,537

*	Applying Equity Based Method to 50% interest in the Frontline P.C.B. Solutions Limited Partnership

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2013

	12 months ended December 31		3 months ended December 31
	2013	2012*	2013	2012*
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	39,161	(46,537)	12,386	(846)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,261	17,919	3,546	3,229
Impairment of Intangible assets		30,142		162
Compensation relating to equity awards granted to employees and others - net	3,182	3,070	869	784
Increase (decrease) in liability for employee rights upon retirement	624	(640)	64	(1,370)
Deferred income taxes	(1,558)	(5,440)	171	(1,770)
Non-cash expenses in respect of restructuring		601
Amortization of premium and accretion of discount on marketable Securities, net	554	588	242	588
Equity in earnings of Frontline, net of dividend received	446	(1,232)	(285)	178
Other	268	1,498	(137)	390
Decrease (increase) in accounts receivable:
Trade	(33,721)	31,725	(13,931)	14,945
Other	(2,954)	(2,708)	65	(845)
Increase (decrease) in accounts payable and accruals:
Trade	11,377	(4,780)	6,436	(7,135)
Deferred income and other	15,511	(14,688)	3,531	483
Decrease (increase) in inventories	(190)	11,925	(1,001)	4,351

Net cash provided by operating activities	45,961	21,443	11,956	13,144

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(12,978)	(9,484)	(2,772)	(3,009)
Withdraw (placement) of bank deposits	(35,636)	142,278	4,363	26,694
Purchase of marketable securities	(9,936)	(18,167)	(7,760)	(1,520)
Redemption of marketable securities	6,037	2,553	4,377	841
Investment in equity method investee	(2,250)
Proceeds from disposal of property, plant and equipment	39	3,034	39	3,034
Increase in funds in respect of employee rights upon retirement	(262)	(254)	(76)	(65)

Net cash provided by (used in) investing activities	(54,986)	119,960	(1,829)	25,975

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan	(64,000)	(32,000)	(8,000)	(8,000)
Employee stock options exercised	3,312	719	1,176	57
Acquisition of treasury shares	(25,795)	(1,959)	(4,965)	(1,959)

Net cash used in financing activities	(86,483)	(33,240)	(11,789)	(9,902)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(95,508)	108,163	(1,662)	29,217
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	256,663	148,500	162,816	227,446

CASH AND CASH EQUIVALENTS AT END OF PERIOD	161,155	256,663	161,154	256,663

*	Applying Equity Based Method to 50% interest in the Frontline P.C.B. Solutions Limited Partnership

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2013

	12 months ended December 31		3 months ended December 31
	2013	2012*	2013	2012*
	U.S. dollars in thousands (except per share data)
Reported operating income (loss) on GAAP basis	47,531	(40,796)	14,087	(690)
Equity based compensation expenses	3,182	3,070	873	840
Restructuring charges		5,063		3,145
Impairment of Intangible assets		30,142		162
Amortization of intangible assets	4,041	9,907	1,011	991

Non-GAAP operating income	54,754	7,386	15,971	4,448

Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	40,001	(45,579)	12,614	(734)
Equity based compensation expenses	3,182	3,070	873	840
Amortization of intangible assets	4,041	9,907	1,011	991
Restructuring charges, net of tax credit		4,593		2,675
Impairment of Intangible assets		30,142		162
Share in losses of equity method investee	252	165	69	50

Non-GAAP net income from operations	47,476	2,298	14,567	3,984

Non-GAAP earnings per diluted share	$1.10	$0.05	$0.34	$0.09

Shares used in earnings per diluted share calculation-in thousands	43,253	44,071	42,692	44,107

*	Applying Equity Based Method to 50% interest in the Frontline P.C.B. Solutions Limited Partnership

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; (iii) discontinued operations; (iv) restructuring charges; and/or (v) share in losses of associated company. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a detailed explanation of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges, share in losses/profits of associated companies and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2012.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations and Special Projects	Marketing Communications Manager Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: March 3, 2014